April 6, 2007

Thomas R. Westle, Esq.
Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174

Re: Z-Seven Fund, Inc. (File Nos. 333-141200 & 811-3877)

Dear Mr. Westle:

We have reviewed the registration statement for the Z-Seven Fund, Inc. (the "Fund")
filed on Form N-1A on March 9, 2007. We have also reviewed various other regulatory filings
the Fund has made. Based on our review of the registration statement and regulatory filings, we
have the following comments.

FACING PAGE

1.   Although the Fund is filing a new registration statement under the Securities Act of 1933,
it is amending its Investment Company Act registration statement. Please include an amendment
number with respect to the Investment Company Act registration statement.

PROSPECTUS

Risk/Return Summary — Investment Objective

2.   The second sentence of this section does not describe the Fund's objective; instead, it
describes the Fund's strategy for achieving its investment objective of long-term capital
appreciation. Please move the sentence to the Fund's description of its Principal Investment
Strategies.

Risk/Return Summary — Principal Risks

3.   The second sentence under the paragraph captioned "Micro-Cap Risk" states that
"***Micro-cap stocks may offer greater opportunity for capital appreciation than the stocks of
larger and more established companies***; however they also involve substantially greater risks of
loss and price fluctuations." (Emphasis added.) Please delete the italicized part of the sentence

inasmuch as it does not describe a risk of investing in micro-cap stocks.

Fees and Expenses

4.   Instruction 3(a) to Item 3 of Form N-1A states that "Management Fees", which are required to be included in the fee table, "include investment advisory fees (including any fee based on the Fund's performance)." Please confirm to us that the amount of the Management Fee shown in the fee table includes any fee paid during the last fiscal year which was based on the Fund's performance.

5.   The fee table includes a line item for Acquired Fund Fees and Expenses. The description of the Fund's investment policies, however, does not state that the Fund intends to invest in other funds. If the Fund does not intend to invest in other funds, please remove this line item from the fee table. On the other hand, if the Fund intends to invest in other funds, please include disclosure to that effect.

6.   The third sentence of footnote (2) states that if the Fund incurs an expense increase of 3% due to a performance bonus owed to the Advisor, "that any such expense increase in the first year of the contract would be accompanied by performance that is thirty (30) times greater than the additional expense." This sentence is unclear and may be confusing to shareholders. Please either revise the sentence or delete it. *See* Rules 421(b) & (d) under the Securities Act.

Management of the Fund — Investment Adviser

7.   Please indicate the date that the performance fee schedule set forth in paragraph (c) became effective.

8.   The calculation of how the Performance Bonus or Penalty may be difficult for investors to understand. To aid investors, please consider providing a hypothetical example of how the Performance Bonus or Penalty would be determined.

9.   The Fund's annual base Management Fee is 1.25%. The maximum annual Performance Penalty, however, could be as much as 3.0%. Please explain to us what happens when the Performance Penalty exceeds the annual base Management Fee.

10.   The third paragraph from the end of this section states that a discussion regarding the basis for the Board of Directors' approval of the Investment Advisory Agreement will be available in the Fund's semi-annual shareholder report. The Fund has included a discussion of the Board's approval of the advisory agreement in the Statement of Additional Information under the heading "Investment Advisor — Investment Advisor and Advisory Agreement." The Fund is not required, but is permitted, to include this disclosure in the SAI. If the Fund includes it in the SAI, please provide a cross-reference to that section together with the reference to the semi-annual report. *See* Item 6(a)(1)(iii) of Form N-1A.

Net Asset Value

11.   The second paragraph of this section discusses certain situations in which the Fund may value securities in accordance with the fair value methodology approved by the Board. Inasmuch as the Fund may invest in micro-cap and small-cap stocks, please consider whether these are the types of securities that may be thinly traded and, at times, fair valued. If so, please disclose that information. *See* Instruction to Item 6(a)(1) of Form N-1A (requiring a fund to provide an explanation of the circumstances under which it will use fair value pricing).

Redemptions — When Redemptions are Sent

12.   The first sentence of this section states that the Fund will issue a check based on the next determined NAV following the redemption request. Please revise the disclosure to specify that the Fund will issue a check not more than 7 days after receipt of the redemption request. *See* Section 22(e) of the Investment Company Act of 1940.

13.   The second and third sentences in this section state that if an investor purchases shares using a check and soon after requests a redemption, the Fund will not honor the redemption request and that the investor must resubmit the request once the check is cleared. With certain limited exceptions, Section 22(e) of the Investment Company Act prohibits an open-end fund from suspending the right of redemption. Please revise the disclosure to be consistent with that section.

Market Timing

14.   The second full paragraph of this section states that the methods the Fund uses to reduce the risk of market timing "involve some selectivity in their application." Please describe with specificity the circumstances under which any restriction will not be imposed. *See* Item 6(e)(4)(iii) of Form N-1A.

15.   The last sentence of the third paragraph provides that if the Adviser or Transfer Agent determines that an investor's trading activity is detrimental to the Fund, it may, among other things, "reject or limit the amount, number, frequency or method for requesting future exchanges or ***redemptions out*** of the Fund." (Emphasis added.) Section 22(e) of the Investment Company Act, with certain limited exceptions, prohibits a fund from suspending the right of redemption. Accordingly, please delete the reference to redemptions.

Back Cover

16.   Please state whether the Fund makes available its SAI and annual and semi-annual reports, free of charge, on or through the Fund's Web site at a specified Internet address. If the Fund does not make its SAI and shareholder reports available in this manner, disclose the reasons why it does not do so. *See* Item 1(b) of Form N-1A.

Statement of Additional Information

Policies and Procedures for Disclosure of Portfolio Holdings

17.   Please disclose the procedures the Fund uses to address conflicts between the interests of Fund shareholders, on the one hand, and those of the Fund's investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other. *See* Item 11(f)(1)(vi) of Form N-1A.

Proxy Voting Policies

18.   The second paragraph of this section states that a copy of the Adviser's proxy voting policies is attached as Appendix B. Appendix B, however, does not contain the policies. Please include the proxy voting policies in the next amendment.

Investment Adviser — Investment Advisor and Advisory Agreement

19.   Beginning with the ninth paragraph, this section describes the Fund's Performance Bonus/Performance Penalty Arrangement. This section generally does not appear to be up-to-date. For example, although this section states that the "New Advisory Agreement" took effect on April 1, 2006, it contains substantial discussion of the "Current Agreement", which is neither current nor in effect. In addition, the disclosure of the amount of the advisory fees paid have not been updated to reflect fees paid for fiscal year ended December 31, 2006. Finally, there are two tables concerning the Performance Bonus or Penalty. The first sentence of the paragraph following the second table contains the phrase: "*if* this Agreement commences on September 1, 2006". This statement appears to have been drafted before the Agreement took effect. Please revise the disclosure to bring it up-to-date and delete any information that is no longer current. We may have additional comments after it is revised.

20.   This section states that in evaluating the quality of the Adviser's services, the Board reviewed the Fund's performance in comparison with the NASDAQ-100 Index (primarily a technology index) and the Russell 2000 Index (an index of small cap stocks). The Fund, however, compares its performance in the prospectus to the S&P 500 Index, an index comprised primarily of large cap stocks. Also, the Fund's Advisory Agreement uses the S&P 500 Index to determine the performance adjustment. Please explain to us why it is appropriate for the Board to compare the Fund's performance to technology and small cap indexes for purposes of

evaluating the quality of the Adviser's services, but the Fund, for other purposes, compares its performance to a large cap index.

Portfolio Managers — Ownership

21.   This section provides the portfolio manager's ownership of equity securities in the Fund as of December 31, 2005. Please update this to provide the ownership information as of the end of the most recent fiscal year. *See* Item 15(c) of Form N-1A.

Allocation of Portfolio Brokerage

22.   This section provides brokerage information as of 2005. Please update this section to provide the Fund's brokerage information for the most recent three fiscal years. *See* Item 16(b)(1) of Form N-1A.

23.   Please update the Fund's portfolio turnover for the last two fiscal years. See Item 11(e) of Form N-1A.

OTHER REGULATORY FILINGS

Fidelity Bond

24.   The Fund's fidelity bond for the period 6/25/06 – 6/25/07 was filed on EDGAR on Form 40-17G on August 22, 2006. A statement related to the payment of the fidelity bond premiums was not included in the August 22, 2006 filing. Rule 17g-1(b) of the Investment Company Act requires that Form 40-17G be filed within 10 days of receipt of an executed bond and that the filing contain a statement as to the period for which the premiums have been paid. Please respond to the following:

- Provide us with a detailed explanation of why the fidelity bond was filed late and why it did not contain the required statement regarding payment of premiums. In addition, explain to us what has been done to insure that it does not recur.
- Provide us with an explanation of why the above items were not discovered in the Chief Compliance Officer reviews.
- Please inform us whether the above items have been fully discussed with the board of directors.

Form N-SAR filed 3/1/07 for period ended 12/31/06

25.   The Form N-SAR filing does not contain the Auditor's Report on Internal Controls required by Item 77B of Form N-SAR. Please file an amended Form N-SAR with the proper Auditor's Report on Internal Controls.

Form N-PX filed on 9/1/06 related to the period ended 6/30/06

26.   Disclosure in this filing states, "Proxy voting record not available." Please file an amended Form N-PX that discloses the proxy voting record of the Fund for the period ended 6/30/06. If the Fund did not vote any proxies during the period, the amended Form N-PX should clearly disclose that the Fund did not vote any proxies during the period.

Form N-CSR filed 3/14/2007

27.   In subsequent reports, please provide the following disclosures:

- Availability of listing of portfolio securities on Form N-Q. *See* Item 24.6.b. of Form N-2.
- Availability of proxy voting policies and procedures. *See* Item 24.6.c. of Form N-2.
- Availability of proxy voting record. *See* Item 24(6)(d) of Form N-2.

28.   Notes to Financial Statements - Note 3 – Purchases and Sales of Securities – Disclosure in this Note states that the Fund sold securities totaling $235,984 for the period ended 12/31/06. Disclosure in item 21 of Form N-SAR filed on 3/1/07 states that the Fund paid $122,000 in brokerage commissions for the period ended 12/31/06. Please inform us of if the $122,000 in commissions includes premiums paid on options purchased during the year. If not, please explain to us why the Fund paid such a high commission on trades totaling $235,984.

29.   Form N-CSR Item 7 – Proxy Voting and Disclosure Policy – Item III(B) of this section makes reference to Form N-CSR related to the fund's proxy voting record. In future filings the reference should be to Form N-PX.

GENERAL COMMENTS

30.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

31.   We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied to us, or on exhibits added

in any pre-effective amendments.

32.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

33.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

34.   Response to the comments in this letter concerning the registration statement should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

35.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·   the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel